Exhibit 99.1

FUTU HOLDINGS LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2021	2022
		HK$	HK$
ASSETS
Cash and cash equivalents		4,555,096	6,300,400
Cash held on behalf of clients		54,734,351	63,262,436
Term deposit		—	5,750
Restricted cash		2,065	1,971
Short-term investments	4	1,169,741	17,501
Securities purchased under agreements to resell		106,203	—
Loans and advances (net of allowance of HK$12,258 thousand and HK$20,142 thousand as of December 31, 2021 and June 30, 2022, respectively)	6	29,587,306	28,829,926
Receivables:
Clients		469,577	1,438,510
Brokers		7,893,927	6,125,217
Clearing organizations		1,961,121	1,915,872
Fund management companies and fund distributors		72,340	120,537
Interest		50,829	89,458
Prepaid assets		18,306	19,711
Other current assets	7	81,594	108,740
Total current assets		100,702,456	108,236,029

Operating lease right-of-use assets	5	243,859	212,529
Long-term investments	8	23,394	249,588
Other non-current assets	7	568,805	1,060,134
Total non-current assets		836,058	1,522,251
Total assets		101,538,514	109,758,280

LIABILITIES
Amounts due to related parties	27(b)	87,459	64,439
Payables:
Clients		59,127,439	67,951,394
Brokers		7,599,233	14,365,158
Clearing organizations		393,782	1,359,746
Fund management companies and fund distributors		56,690	49,545
Interest		15,359	10,334
Borrowings	9	6,357,405	4,353,919
Securities sold under agreements to repurchase		4,467,861	—
Operating lease liabilities - current	5	96,860	104,121
Accrued expenses and other current liabilities	10	2,176,213	1,807,086
Total current liabilities		80,378,301	90,065,742

Operating lease liabilities - non-current	5	163,719	123,624
Other non-current liabilities	10	10,935	16,094
Total non-current liabilities		174,654	139,718
Total liabilities		80,552,955	90,205,460

Commitments and Contingencies (Note 26)

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

(In thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2021	2022
		HK$	HK$
SHAREHOLDERS’ EQUITY
Class A ordinary shares(US$0.00001 par value; 48,700,000,000 and 48,700,000,000 shares authorized as of December 31, 2021 and June 30, 2022, respectively; 737,944,914 and 739,142,450 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	11	58	58
Class B ordinary shares (US$0.00001 par value; 800,000,000 and 800,000,000 shares authorized as of December 31 2021 and June 30, 2022, respectively; 494,552,051, and 494,552,051 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	11	38	38
Additional paid-in capital		17,935,752	18,039,055
Treasury stock (29,462,760 and 109,041,760 shares as of December 31, 2021 and June 30, 2022, respectively)	11	(1,178,755)	(3,909,782)
Accumulated other comprehensive income		75,994	57,454
Retained earnings		4,152,472	5,365,997
Total shareholders’ equity		20,985,559	19,552,820
Total liabilities and shareholders’ equity		101,538,514	109,758,280

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

		Six months ended June 30,
	Note	2021	2022
		HK$	HK$
Revenues
Brokerage commission and handling charge income	16	2,122,679	2,001,246
Interest income	17	1,268,940	1,195,661
Other income	18	389,842	190,821
Total revenues		3,781,461	3,387,728
Costs
Brokerage commission and handling charge expenses	19,22	(359,002)	(183,221)
Interest expenses	20	(246,967)	(65,827)
Processing and servicing costs	21,22	(116,024)	(186,799)
Total costs		(721,993)	(435,847)
Total gross profit		3,059,468	2,951,881

Operating expenses
Research and development expenses	22	(310,787)	(574,174)
Selling and marketing expenses	22	(652,036)	(507,235)
General and administrative expenses	22	(174,365)	(388,532)
Total operating expenses		(1,137,188)	(1,469,941)

Others, net		(19,593)	(115,819)

Income before income tax expenses and share of loss from equity method investment		1,902,687	1,366,121

Income tax expenses	23	(206,497)	(143,198)
Share of loss from equity method investment		—	(9,398)

Net income		1,696,190	1,213,525

Net income attributable to ordinary shareholders of the Company		1,696,190	1,213,525

Net income		1,696,190	1,213,525
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment		2,954	(18,540)
Total comprehensive income		1,699,144	1,194,985

Net income per share attributable to ordinary shareholders of the Company	14
Basic		1.45	1.05
Diluted		1.42	1.04

Net income per ADS
Basic		11.56	8.38
Diluted		11.36	8.30

Weighted average number of ordinary shares used in computing net income per share	14
Basic		1,173,661,489	1,158,972,163
Diluted		1,194,580,873	1,169,572,515

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for share and per share data)

									Accumulated
		Class A ordinary shares		Class B ordinary shares		Treasury stock purchases		Additional	other
		Number of		Number of		Number of		paid in	comprehensive	Retained
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	(loss)/income	earnings	Total equity
			HK$		HK$		HK$	HK$	HK$	HK$	HK$

As of January 1, 2022		737,944,914	58	494,552,051	38	(29,462,760)	(1,178,755)	17,935,752	75,994	4,152,472	20,985,559
Profit for the period		—	—	—	—	—	—	—	—	1,213,525	1,213,525
Share-based compensation	13	—	—	—	—	—	—	97,251	—	—	97,251
Shares issued upon exercise of employee share options	13	1,197,536	—	—	—	—	—	6,052	—	—	6,052
Treasury share purchases	11	—	—	—	—	(79,579,000)	(2,731,027)	—	—	—	(2,731,027)
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	(18,540)	—	(18,540)
Balance at June 30, 2022		739,142,450	58	494,552,051	38	(109,041,760)	(3,909,782)	18,039,055	57,454	5,365,997	19,552,820

									Accumulated
		Class A ordinary shares		Class B ordinary shares		Treasury stock purchases		Additional	other
		Number of		Number of		Number of		paid in	comprehensive	Retained
	Note	Shares	Amount	Shares	Amount	Shares	Amount	capital	income	earnings	Total equity
			HK$		HK$		HK$	HK$	HK$	HK$	HK$

As of January 1, 2021		590,139,760	47	494,552,051	38	—	—	6,960,369	4,974	1,342,262	8,307,690
Profit for the period		—	—	—	—	—	—	—	—	1,696,190	1,696,190
Share-based compensation	13	—	—	—	—	—	—	33,416	—	—	33,416
Issuance of ordinary shares upon follow-on public offering		87,400,000	7	—	—	—	—	10,856,518	—	—	10,856,525
Exercise of Pre-funded warrants		53,599,890	4	—	—	—	—	(4)	—	—	—
Shares issued upon exercise of employee share options	13	2,395,392	—	—	—	—	—	8,122	—	—	8,122
Foreign currency translation adjustment, net of tax		—	—	—	—	—	—	—	2,954	—	2,954
Balance at June 30, 2021		733,535,042	58	494,552,051	38	—	—	17,858,421	7,928	3,038,452	20,904,897

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

		Six months ended June 30,
	Note	2021	2022
		HK$	HK$
Cash flows from operating activities
Net income		1,696,190	1,213,525
Adjustments for:
Depreciation and amortization	22	15,368	27,537
Expected credit loss expenses		8,819	7,849
Share of loss from equity method investment		—	9,398
Impairment from equity method investment and other non-current assets		—	32,326
Foreign exchange (gains)		(27,008)	(92,231)
Share-based compensation	13	33,416	97,251
Realized gain from short-term investments		—	(12,491)
Fair value losses		—	6,867
Deferred income tax benefit	23	(8,791)	(534)
Amortisation of right-of-use assets		36,571	47,948

Changes in operating assets:
Net decrease in securities purchased under agreements to resell		—	106,203
Net (increase)/decrease in loans and advances		(34,368,174)	749,496
Net (increase)/decrease in accounts receivable from clients and brokers		(4,327,609)	799,777
Net decrease in accounts receivable from clearing organizations		607,850	49,169
Net decrease/(increase) in accounts receivable from fund management companies and fund distributors		153,270	(48,197)
Net increase in interest receivable		(16,563)	(38,629)
Net (increase)/decrease in prepaid assets		(20,698)	156
Net increase in other assets		(3,318)	(485,889)

Changes in operating liabilities:
Net (decrease)/increase in amounts due to related parties		(59,635)	12,708
Net increase in accounts payable to clients and brokers		20,794,806	15,589,859
Net increase in accounts payable to clearing organizations		512,718	965,964
Net decrease in accounts payable to fund management companies and fund distributors		(31,236)	(7,145)
Net (decrease)/increase in payroll and welfare payable		(23,472)	66,425
Net increase/(decrease) in interest payable		8,649	(5,025)
Net decrease in operating lease liabilities		(31,120)	(32,540)
Net increase/(decrease) in securities sold under agreements to repurchase		182,982	(4,467,861)
Net increase/(decrease) in other liabilities		515,257	(473,827)
Net cash (used in)/generated from operating activities		(14,351,728)	14,118,089

FUTU HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(In thousands)

		Six months ended June 30,
	Note	2021	2022
		HK$	HK$
Cash flows from investing activities
Purchase of property and equipment and intangible assets		(28,622)	(62,660)
Purchase of short-term investments		—	(3,361,817)
Proceeds from disposal of short-term investments		—	4,548,040
Acquisition of long-term investments		—	(235,434)
Maturity of term deposits		300,000	—
Cash paid for acquisition, net of cash acquired		—	(102,008)
Net cash generated from investing activities		271,378	786,121

Cash flows from financing activities
Proceeds from public offering, net of issuance costs		10,856,525	—
Proceeds from exercise of employee share options		18,548	12,937
Purchase of treasury stock		—	(2,731,027)
Proceeds from other borrowings		50,788,801	37,827,127
Repayment of other borrowings		(26,942,607)	(39,827,600)
Payment of other financing expenses		—	(1,570)
Net cash generated from/(used in) financing activities		34,721,267	(4,720,133)

Effect of exchange rate changes on cash, cash equivalents and restricted cash		30,620	89,218

Net increase in cash, cash equivalents and restricted cash		20,671,537	10,273,295
Cash, cash equivalents and restricted cash at beginning of the period		43,521,758	59,291,512

Cash, cash equivalents and restricted cash at end of the period		64,193,295	69,564,807

Cash, cash equivalents and restricted cash
Cash and cash equivalents		1,773,938	6,300,400
Cash held on behalf of clients		62,419,357	63,262,436
Restricted Cash		—	1,971
Cash, cash equivalents and restricted cash at end of the period		64,193,295	69,564,807

Supplemental disclosure
Interest paid		(238,318)	(70,852)
Income tax paid		(79,825)	(216,122)
Cash paid for amounts included in operating lease liabilities		(39,704)	(52,028)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL INFORMATION, ORGANIZATION AND PRINCIPAL ACTIVITIES

Futu Holdings Limited (the “Company”) is an investment holding company incorporated in the Cayman Islands with limited liability and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”). The Group principally engages in online financial services including securities and derivative trades brokerage, margin financing and fund distribution services based on internally developed software and digital platform “Futubull” and “Moomoo”. The Group also provides financial information and online community services, etc. The Company completed its IPO on March 8, 2019 on the Nasdaq Global Market. Each American Depositary Shares (“ADSs”) of the Company represents eight Class A ordinary shares.

As of June 30, 2022, the Company’s principal subsidiaries, consolidated VIE are as follows:

	Country/place and	Attributable equity
Company name	date of Incorporation/	interest of
Subsidiaries	Establishment	the Group	Principal activities	Statutory auditors
Futu Securities International (Hong Kong) Limited (“Futu Securities”)	Hong Kong, April 17, 2012	100%	Financial services	PricewaterhouseCoopers Certified Public Accountants
Futu Securities (Hong Kong) Limited	Hong Kong, May 2, 2014	100%	Investment holding	Gary K. K. Leung & Co.
Futu Network Technology Limited	Hong Kong, August 17, 2015	100%	Research and development and technology services	Gary K. K. Leung & Co.
Futu Network Technology (Shenzhen) Co., Ltd.	Shenzhen, PRC, October 14, 2015	100%	Research and development and technology services	Shenzhen Yuanfeng Certified Public Accountants
Shen Si Network Technology (Beijing) Co., Ltd. ("Shen Si")	Beijing, PRC, September 15,2014	100%	No substantial business	N/A
Moomoo Financial Inc(1) (previous name: Futu Inc.)	Delaware, USA, December 17, 2015	100%	Financial services	Baker Tilly US, LLP
Futu Clearing Inc.	Delaware, USA, August 13, 2018	100%	Financial services	Baker Tilly US, LLP
Moomoo Financial Singapore Pte. Ltd(1) (previous name: Futu Singapore Pte. Ltd)	Singapore December 17, 2019	100%	Financial services	BDO LLP, Singapore
Futu Securities (Australia) Ltd.	New South Wales, Australia, February 15, 2001	100%	Financial services	Hall Chadwick

VIE
Shenzhen Futu Network Technology Co., Ltd.(2) ("Shenzhen Futu")	Shenzhen, PRC, December 18, 2007	100%	Research and development and technology services	Shenzhen Yuanfeng Certified Public Accountants

Notes:

(1)	These subsidiaries changed company names in June 2022.
(2)

Mr. Leaf Hua Li and Ms. Lei Li are beneficiary owners of the Company and held 85% and 15% equity interest in Shenzhen Futu, respectively. Mr. Leaf Hua Li is the founder, chairman and chief executive officer of the Company, and Ms. Lei Li is Mr. Leaf Hua Li’s spouse.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of the Company, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2022, its results of operations and cash flows for the six months ended June 30, 2021 and 2022. The unaudited interim condensed consolidated balance sheet as of December 31, 2021, was derived from audited financial statements as of that date, but does not contain all of the footnote disclosures required by U.S. GAAP for a complete set of financial statements. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2021. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiary of the VIEs for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to appoint or remove the majority of the members of the Board of Directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

VIE Companies

1)    Contractual Agreements with VIEs

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) between the Company’s PRC subsidiary, Shen Si, and the VIEs. Through the Contractual Agreements, the VIEs are effectively controlled by the Company.

Shareholders’ Voting Rights Proxy Agreements. Pursuant to the Shareholders’ Voting Rights Proxy Agreements, each shareholder of VIEs irrevocably authorized Shen Si or any person(s) designated by Shen Si to exercise such shareholder’s rights in VIEs, including without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate and appoint the directors, senior management, and other shareholders’ voting right permitted by the articles of association of VIEs. The shareholders’ voting rights proxy agreements remain irrevocable and continuously valid from the date of execution until the expiration of the business term of Shen Si and can be renewed upon request by Shen Si.

Business Operation Agreements. Pursuant to the Business Operation Agreements, VIEs and their shareholders undertake that without Shen Si’s prior written consent, VIEs shall not enter into any transactions that may have a material effect on VIEs’ assets, business, personnel, obligations, rights or business operations. VIEs and their shareholders shall elect directors nominated by Shen Si and such directors shall nominate officers designated by Shen Si. The business operation agreements will remain effective until the end of Shen Si’s business term, which will be extended if Shen Si’s business term is extended or as required by Shen Si.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

1)    Contractual Agreements with VIEs (Continued)

Equity Interest Pledge Agreements. Pursuant to the Equity Interest Pledge Agreements, each shareholder of VIEs agrees that, during the term of the Equity Interest Pledge Agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Shen Si. The Equity Interest Pledge Agreements remain effective until the latter of the full payment of all secured debt under the equity interest pledge agreements and VIEs and their shareholders discharge all their obligations under the contractual arrangements.

Exclusive Technology Consulting and Services Agreements. Under the Exclusive Technology Consulting and Services Agreements between Shen Si and the VIEs, Shen Si has the exclusive right to provide VIEs with technology consulting and services related to, among other things, technology research and development, technology application and implementation, maintenance of software and hardware. Without Shen Si’s written consent, VIEs shall not accept any technology consulting and services covered by these agreements from any third party. VIEs agree to pay a service fee at an amount equivalent to all of its net profit to Shen Si. Unless otherwise terminated in accordance with the terms of these agreements or otherwise agreed with Shen Si, these agreements will remain effective until the expiration of Shen Si’s business term, and will be renewed if Shen Si’s business term is extended.

Exclusive Option Agreements. Pursuant to the Exclusive Option Agreements, each shareholder of VIEs has irrevocably granted Shen Si an exclusive option, to the extent permitted by PRC laws, to purchase, or have its designated person or persons to purchase, at its discretion, all or part of the shareholder’s equity interests in VIEs. Unless PRC laws and/or regulations require valuation of the equity interests, the purchase price shall be RMB1.00 or the lowest price permitted by the applicable PRC laws, whoever is higher. Each shareholder of VIEs undertakes that, without the prior written consent of Shen Si, he or she will not, among other things, (i) create any pledge or encumbrance on his or her equity interests in VIEs, (ii) transfer or otherwise dispose of his or her equity interests in VIEs, (iii) change VIEs’ registered capital, (iv) amend VIEs’ articles of association, (v) liquidate or dissolve VIEs, or (vi) distribute dividends to the shareholders of VIEs. In addition, VIEs undertake that, without the prior written consent of Shen Si, they will not, among other things, dispose of VIEs’ material assets, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000, or create any pledge or encumbrance on any of their assets, or transfer or otherwise dispose of their material assets. Unless otherwise terminated by Shen Si, these agreements will remain effective until the expiration of Shen Si’s business term, and will be renewed if Shen Si’s business term is extended.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

2)    Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiary taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and their subsidiary:

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Total assets	254,602	296,738
Total liabilities	176,204	179,039

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)
Total operating revenue	86,930	144,398
Net income	22,456	37,236

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)
Net cash (used in)/generated from operating activities	(3,204)	26,055
Net cash generated from financing activities	—	7,388
Net (decrease)/increase in cash and cash equivalents	(3,204)	33,443
Cash and cash equivalents at beginning of the period	3,738	2,751
Cash and cash equivalents at end of the period	534	36,194

Transactions between the VIE and other entities in the consolidated group

As of December 31, 2021 and June 30, 2022, total assets include amounts due from internal companies in the consolidated group in the amount of HK $190,424 thousand and HK$211,692 thousand, respectively. Total liabilities include amounts due to the internal companies in the amount of HK$ 80,435 thousand and HK$ 91,479 thousand, respectively. For the six months ended June 30, 2021 and 2022, the VIE earned inter-company revenues in the amounts of HK$75,000 thousand and HK$131,834 thousand, respectively. In addition, for the six months ended June 30, 2021 and 2022, the repayment of advances to Group companies by the VIE are in the amount of nil and nil, and VIE proceeded from advances from Group companies in the amount of nil and HK$7,388 thousand, respectively. All of these balances and transactions have been eliminated in consolidation.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

2)    Risks in relation to the VIE structure (Continued)

Under the Contractual Agreements with the VIEs, the Company has the power to direct activities of the VIEs and VIEs’ subsidiaries, and can have assets transferred out of the VIEs and VIEs’ subsidiaries. Therefore, the Company considers itself the ultimate primary beneficiary of the VIEs and there is no asset of the VIEs that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries, except for registered capital of the VIEs and their subsidiary amounting to RMB10 million as of December 31, 2021 and June 30, 2022, respectively. Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. However, as the Company is conducting certain businesses through its VIEs and VIEs’ subsidiary, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

In the opinion of the Company’s management, the contractual arrangements among its subsidiary, the VIEs and their respective Nominee Shareholders are in compliance with current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it was taken effect on January 1, 2020. The Foreign Investment Law replaces the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. In the event that the State Council in the future promulgates laws and regulations that deem investments made by foreign investors through contractual arrangements as “foreign investment”, the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited.

The Company’s ability to control the VIEs also depends on the power of attorney Shen Si has to vote on all matters requiring shareholders’ approvals in the VIEs. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

VIE Companies (Continued)

2)    Risks in relation to the VIE structure (Continued)

●	require the Group to restructure its operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues, costs and expenses during the reported period in the consolidated financial statements and accompanying notes. These accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, the estimation of the expected usage and the estimated relative standalone selling price of the incentive points and coupons, the valuation and recognition of share-based compensation arrangements, depreciable lives of property and equipment, useful life of intangible assets, expected credit losses on financial instruments, assessment for impairment of long-term investments and other non-current assets, present value for expected future leasing payment, contingency reserve, provision of income tax and valuation allowance for deferred tax asset, and valuation of financial instruments measured at fair value. Actual results could differ from those estimates.

Comprehensive Income and Foreign Currency Translation

The Group’s operating results are reported in the consolidated statements of comprehensive income pursuant to FASB ASC Topic 220, “Comprehensive Income”. Comprehensive income consists of two components: net income and other comprehensive income (“OCI”). The Group’s OCI is comprised of gains and losses resulting from translating foreign currency financial statements of entities, of which functional currency is other than Hong Kong dollar which is the presentational currency of the Group, net of related income taxes, where applicable. Such subsidiaries’ assets and liabilities are translated into Hong Kong dollars at period-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the period. Adjustments that result from translating amounts from a subsidiary’s functional currency to the Hong Kong dollar (as described above) are reported net of tax, where applicable, in accumulated OCI in the consolidated balance sheets.

Current Expected Credit Losses

Prior to January 1, 2020, the Group applied incurred loss methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred. The identified impairment loss was immaterial prior to January 1, 2020.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current Expected Credit Losses (Continued)

On January 1, 2020, the Group adopted FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

The Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no material impact on the Group’s retained earnings as of January 1, 2020. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP. The Group’s in-scope assets are primarily loans and advances that are collateralized by client securities and the collateral is required to be maintained at specified minimum levels at all times. The Group monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Group applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for the loans and advances. In accordance with the practical expedient, when the Group reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial assets. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. For the six months ended June 30, 2021 and 2022, expected credit loss expenses of HK$8,819 thousand and HK$7,849 thousand, resulting from the assessment of credit losses for the loans and advances under ASC Topic 326 at period-end were recognized in “Others, net” in the consolidated statements of comprehensive income, respectively.

An allowance for credit losses on other financial assets, including receivables from clients, brokers, clearing organizations and fund management companies and fund distributors, is estimated based on the aging of these financial assets.

Receivables from clients are due within the settlement period commonly adopted in the relevant market practices, which is usually within a few days from the trade date. Because these receivables involve customers who have no recent history of default, and the settlement periods are usually short, the credit risk arising from receivables from clients is considered low. In respect of the receivables from brokers, clearing organizations and fund management companies and fund distributors, the management considers that these receivables have a low risk of default and the counterparties have a strong capacity to meet their contractual obligation. As a result, the allowance for credit losses for other financial assets were immaterial for all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, demand deposits and time deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

Cash Held on Behalf of Clients

The Group has classified the clients’ monies as cash held on behalf of clients under the assets section in the consolidated balance sheets and recognized the corresponding accounts payables to the respective clients under the liabilities section.

Term Deposit

Term deposit consists of bank deposits with an original maturity of greater than three months.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

The Group is required to maintain restricted cash deposits for certain property leases. These funds are restricted and have been classified as such on our consolidated balance sheets due to the nature of restriction.

Short-term Investments

The Group classifies certain financial assets with highly liquidity and original maturities less than twelve months as short-term investments. The Group’s short-term investments consist of money market funds and financial assets at fair value through profit or loss. The Group values its money market funds and financial assets at fair value through profit or loss using quoted prices in active markets for these investments, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell (resell agreements) and transactions involving sales of securities under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions.

Under resell agreements, the Group pays cash to counterparties and receives securities as collateral. These agreements are carried at amounts at which the securities will subsequently be resold, and the interest income received by the Group is recorded as interest income in the consolidated statements of comprehensive income.

Under repurchase agreements, the Group receives cash from counterparties and provides securities as collateral. These agreements are carried at amounts at which the securities will subsequently be repurchased, and the interest expense incurred by the Group is recorded as interest expenses in the consolidated statements of comprehensive income.

Loans and advances

Loans and advances include margin loans, IPO loans extended to clients and other advances, collateralized by securities and are carried at the amortized cost, net of an allowance for credit losses. Revenues earned from the loans and advances are included in interest income.

Margin loans are extended to clients on a demand basis and are not committed facilities. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the margin loans.

IPO loans for subscription of new shares are normally settled within one week from the drawdown date. Once IPO stocks are allotted, the Group requires clients to repay the IPO loans. Force liquidation action would be taken if the clients fail to settle their shortfall after the IPO allotment result is announced.

Other advances mainly consist of bridge loans to enterprises which pledged unlisted or listed shares they hold as collateral.

Loans and advances are initially recorded net of directly attributable transaction costs and are measured at subsequent reporting dates at amortized cost. Finance charges, premiums payable on settlement or redemption and direct costs are accounted for on an accrual basis to the surplus or deficit using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans and advances (Continued)

The balances will be written off to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Trading Receivables from and Payables to Clients

Trading receivables from clients include amounts due on brokerage transactions on a trade-date basis. Trading payables to clients represent the closing cash balance to the customers, which mainly include cash deposits and amounts due on brokerage transactions on a trade date basis.

Receivables from and Payables to Brokers, Clearing Organizations and Fund Management Companies and Fund Distributors

Receivables from and payables to brokers, clearing organizations and fund management companies and fund distributors include receivables and payables from unsettled trades on a trade-date basis, including amounts receivable for securities, derivatives or funds trades not delivered by the Group to the purchaser by the settlement date and cash deposits, and amounts payable for securities, derivatives or funds trades not received by the Group from a seller by the settlement date.

Clearing settlement fund deposited in the clearing organizations for the clearing purpose is recognized in receivables from clearing organizations.

The Group borrowed margin loans from executing brokers, with the benchmark interest rate plus premium differentiated depending on the amount borrowed, and immediately lent to margin financing clients. Margin loans borrowed is recognized in the payables to brokers.

The Group’s policy is to net the receivables from and payables to clearing organizations according to ASC Topic 210-20, when all of the following conditions are met:

a)	Each of two parties owes the other determinable amounts.
b)	The reporting party has the right to set off the amount owed with the amount owed by the other party.
c)	The reporting party intends to set off.
d)	The right of setoff is enforceable at law.

Interest Receivable and Payable

Interest receivable which is included in receivables is calculated based on the contractual interest rate of bank deposit, loans and advances, securities loaned and receivables on an accrual basis, and is recorded as interest income as earned.

Interest payable which is included in payables is calculated based on the contractual interest rates of payables, borrowings, securities borrowed and securities sold under agreements to repurchase on an accrual basis, and is recorded as interest expense when incurred.

Securities Borrowed and Securities Loaned

Securities borrowed transactions require the Group to provide counterparties with collateral, which may be in the form of cash, or other securities. With respect to securities loaned, the Group receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Group monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Borrowed and Securities Loaned (Continued)

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received.Receivables and payables related to securities borrowed and securities loaned are included at receivables from and payables to brokers or clients in the consolidated balance sheets. Securities lending fees received and securities borrowing fees paid by the Group are included in interest income and interest expense, respectively, in the consolidated statements of comprehensive income.

Leases

In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group.

The Group’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company makes an accounting policy election not to separate non-lease components to measure the lease liability and lease asset.

The lease liability is initially measured at the present value of the future lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The lease payments are discounted using the rate implicit in the lease or, if not readily determinable, the Group’s secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of debt issued with a similar risk profile as the Group and a duration similar to the lease term. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

All of the Group’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2021 and June 30, 2022, the weighted-average remaining lease term on these leases is approximately three years and three years, respectively, and the weighted-average discount rate used to measure the lease liabilities was approximately 4.71% and 4.69%, respectively.

For the six months ended June 30, 2021 and 2022, right-of-use assets obtained under operating leases was HK$83,265 thousand and HK$7,642 thousand, respectively. The Group’s lease agreements do not contain any residual value guarantees, restrictions or covenants.

Refundable Deposit

Refundable deposit is included in other assets in the consolidated balance sheets. As a clearing member firm of securities and derivatives clearing organizations in Hong Kong, Singapore and the U.S., the Group is also exposed to clearing member credit risk. These clearing organizations require member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to the clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. Many clearing organizations of which the Group is member have the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Group is required to pay such additional funds.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment, net

Property and equipment, which are included in other assets in the consolidated balance sheets are stated at historical cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost.

Category	Estimated useful lives	Residual rate
Computers equipment	3 - 5 years	5%
Furniture and fixtures	3 - 5 years	5%
Office equipment	3 - 5 years	5%
Office building	30 years	5%
Vehicle	5 years	5%

Expenditures for maintenance and repairs are expensed as incurred.

Intangible Assets

Intangible assets which are included in other assets in the consolidated balance sheets mainly consist of computer software, licenses and other intangible assets.

Finite-lived intangible assets are carried at historical cost less accumulated amortization and accumulated impairment losses, if any. Amortization of finite-lived intangible assets is calculated using the straight-line method to allocate costs over the estimated useful lives. Pursuant to topic ASC 350 Intangibles—Goodwill and Other, the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. If an income approach is used to measure the fair value of the license, in determining the useful life of the intangible asset for amortization purposes, the period of expected cash flows used to measure the fair value of the license should be considered. The following is a summary of estimated useful lives:

Category	Estimated useful lives
Computer software	5 years
Licenses (1)	10 years

(1)	The income approach was used to measure the fair value of the licenses, and the period of expected cash flows used to measure the fair value of the licenses is considered by the Group in determining the useful lives of the related licenses. Based on historical performance, market prospects and other macroeconomic conditions, the Group estimates that the useful lives of the related licenses are 10 years.

The other licenses recognised as infinite-lived intangible assets consist of an insurance broker license and a financial services license. The Group obtained an insurance broker license through acquiring a member of the Hong Kong Professional Insurance Brokers Association. The Group obtained some financial securities licenses via acquisition of subsidiaries. Such intangible assets were recognised as indefinite-lived as the cash flows were expected to continue indefinitely on the brokerage and financial service business in above regions.

The Group had held a futures trading right as a clearing member firm of HKEx in order to trade futures through the trading facilities of the Stock Exchange, and has recognized it as intangible assets. As trading right has an indefinite useful life and have no foreseeable limit to the period over which the Group can use to generate net cash flows, it will not be amortised until their useful lives are determined to be finite.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets (Continued)

The aforementioned indefinite-lived intangible assets are carried at cost less accumulated impairment losses. The Group evaluates the remaining useful life of an indefinite-lived intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful lives. The Group will not amortize the indefinite-lived intangible assets until their useful lives are determined to be finite. An intangible asset that is not subject to amortization will be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

Long-term investments

1)Equity method investments

The Group’s long-term investments primarily consist of equity method investments and equity investments without readily determinable fair values.

In accordance with ASC 323 Investment—Equity Method and Joint Ventures, the Group accounts for equity method investments over which the Group has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. For the investments in limited partnerships, the equity method of accounting for investments is generally appropriate for accounting by limited partners. According to ASC 323-30-S99-1, the investments in all limited partnerships should be accounted for pursuant to paragraph 970-323-25-6. That guidance requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” Investments of more than 3 to 5 percent are generally viewed to be more than minor. The Group’s share of the investee’s profit and loss is recognized in the consolidated statements of comprehensive income of the period.

The carrying amount of equity method investments is tested for impairment whenever there is an indication that the carrying amount may be impaired in accordance with the policy described in “Impairment of long-lived assets”.

2)Equity investments without readily determinable fair values

In accordance with ASC 321 Investment—Equity Securities, for those equity investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Pursuant to ASC 321, for those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the six months ended June 30, 2021 and 2022 was nil and nil, respectively.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Treasury stock

The Group accounted for those shares repurchased as treasury stock at cost of purchase, Treasury stock, and is shown separately in the shareholders' equity as the Group has not yet decided on the ultimate disposition of those shares acquired. When the Group decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital. Refer to Note 11 for details.

Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The carrying amount of cash and cash equivalents, cash held on behalf of clients, restricted cash, receivables from and payables to clients, brokers, clearing organizations and fund management companies and fund distributors, accrued interest receivable, accrued interest payable, amounts due to related parties, other financial assets and liabilities approximates fair value because of their short-term nature. Term deposit, loans and advances, borrowings, securities purchased under agreements to resell, securities sold under agreements to repurchase and operating lease liabilities are carried at amortized cost. The carrying amount of term deposit, loans and advances, borrowings and operating lease liabilities approximate their respective fair value as the interest rates applied reflect the current quoted market yield for comparable financial instruments. Short-term investments are measured at fair value.

The Group’s non-financial assets, such as operating lease right-of-use assets, long-term investments, property and equipment and intangible assets, would be measured at fair value only if they were determined to be impaired.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

1)	Brokerage commission and handling charge income

Brokerage commission income earned for executing transactions is accrued on a trade-date basis.

Handling charge income arise from the services such as clearing and settlement services, subscription and dividend collection handling services, etc., are accrued on a trade-date basis.

Brokerage commission and handling charge income are recognised at a point in time when the service has been passed to the customer.

2)	Interest income

The Group earns interest income primarily in connection with its margin financing and securities lending services, IPO financing, bridge loan and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued over time using the effective interest method.

3)	Other income

Other income consists of enterprise public relations service charge income provided to corporate clients, underwriting fee income, IPO subscription service charge income, currency exchange service income from clients, income from market data service and funds distribution service income from fund management companies, etc.

Enterprise public relations service charge income is charged to corporate clients by providing platform to post their detailed stock information and latest news in Futubull app, as well as providing a lively, interactive community among their potential investors to exchange investment views, share trading experience and socialize with each other. Unearned enterprise public relations service income of which the Group had received the consideration is recorded as contract liabilities (deferred revenue).

Underwriting fee income is generated from investment banking business primarily by providing equity sub-underwriting to corporate issuers.

IPO subscription service charge income is derived from provision of new share subscription services in relation to IPOs in the Hong Kong capital market.

Currency exchange service income is charged to the Group’s paying clients for providing currency exchange service.

Market information and data income is charged to Futubull and Moomoo app users for market data service.

Funds distribution service income is charged to fund management companies for providing fund products distribution service to Futu’s individual clients.The Group, as an intermediary would receive subscription fees from fund management companies as agreed in the service contracts.

For enterprise public relations service charge income, funds distribution service income, market information and data income and ESOP management service income, the service revenues are recognized ratably over the term of the service contracts.

For IPO subscription service charge income, underwriting fee income and currency exchange service income, the Group recognizes the revenues upon the time when the services are rendered to customers.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer Loyalty Program

The Group operates a customer loyalty program to its customers that offer various incentives in the form of incentive points and coupons for redemption of free or discounted goods or services.

For the incentives generated from current sales transaction, the Group defers a portion of commission income with corresponding liability reflected as contract liability attributable to the incentives. The contract liability is determined by management based on the expected usage of the incentive points and coupons, and their estimated relative standalone selling price based on the related goods and services. Significant judgment was made by management in determining the expected usage and estimated relative standalone selling price of the incentive points and coupons, derived from historical trading volume, commission rates and redemption patterns, and an evaluation as to whether historical activities are representative of the expected future activities.

For the incentives offered for future sales transaction, the Group nets a portion of brokerage commission income attributable to the incentives when points or coupons are actually redeemed.

For the incentives not offered for future sales transaction, the Group considers them as a payment of other distinct goods that would be granted to clients. Such incentives are accounted for as selling and marketing expense with corresponding liability reflected as other liability in the consolidated balance sheet.

The table below presents the deferred or netted brokerage commission income related to the customer loyalty program for the six months ended June 30, 2021 and 2022.

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)
Brokerage commission income, gross	1,982,242	1,798,892
Less: revenue netted or deferred	(279,758)	(180,255)
Brokerage commission income, net	1,702,484	1,618,637

As of December 31, 2021 and June 30, 2022, contract liabilities recorded related to the customer loyalty program were HK$8,968 thousand and HK$7,143 thousand, respectively. The Group expects to recognize the revenue when points and coupons are actually redeemed. Historically, the revenue was usually recognized within 1-3 years from the time the contract liability was first recognized.

Brokerage Commission and Handling Charge Expenses

Commission expenses for executing and/or clearing transactions are accrued on a trade-date basis. The commission expenses are charged by executing brokers for securities and derivative trades in stock and derivative markets as the Group makes securities and derivative trades with these brokers as principal.

Handling and settlement fee is charged by HKEx or executing brokers for clearing and settlement services, are accrued on a trade-date basis.

IPO subscription service charge expenses are charged by commercial banks in connection with new share subscription services in relation to IPOs in the Hong Kong capital market.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Expenses

Interest expenses primarily consist of interest expenses of borrowings from banks, other licensed financial institutions and other parties paid to fund the Group’s margin financing business, securities borrowing business and IPO financing business.

Processing and Servicing Costs

Processing and servicing costs consist of market information and data fee, data transmission fee, cloud service fee, system cost, and SMS service fee, etc. The nature of market information and data fee mainly represents for information and data fee paid to stock exchanges like HKEx, NASDAQ, and New York stock exchange, etc. Data transmission fee is the fee of data transmission among cloud server and data centers located in Shenzhen, PRC and Hong Kong, etc. Cloud service fee and SMS service fee mainly represent the data storage and computing service and the SMS channel service fee. The nature of system cost mainly represents for the fee to access and use the systems paid to software providers.

Research and Development Expenses

Research and development expenses consist of expenses related to developing transaction platform and website like Futubull app and other products, including payroll and welfare, rental expenses and other related expenses for personnel engaged in research and development activities. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of advertising and promotion costs, payroll, rental and related expenses for personnel engaged in marketing and business development activities. Advertising and promotion costs are expensed as incurred and are included within selling and marketing expenses in the consolidated statements of comprehensive income.

General and Administrative Expenses

General and administrative expenses consist of payroll, rental, related expenses for employees involved in general corporate functions, including finance, legal and human resources, costs associated with use of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Others, net

Others, net, mainly consist of non-operating income and expenses, foreign currency gains or losses, expected credit loss expenses, gain or loss from investments and impairment from long-term investments and other non-current assets for all periods presented.

Foreign Currency Gains and Losses

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign currency gain or loss resulting from the settlement of such transactions and from remeasurement at period-end is recognized in “Others, net” in the consolidated statements of comprehensive income.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-Based Compensation

The Company follows ASC 718 to determine whether a share option and a restricted share units should be classified and accounted for as a liability award or equity award. All share-based awards to employees and directors classified as equity awards, such as stock options and restricted share units, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of estimated forfeitures, is recognized as expenses on a straight-line method over the requisite service period, which is the vesting period. Options granted generally vest over four or five years.

The modification of the terms or conditions of the existing shared-based award is treated as an exchange of the original award for a new award. The incremental compensation expenses are equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification. For stock options already vested as of the modification date, the Group immediately recognized the incremental value as compensation expenses. For stock options still unvested as of the modification date, the incremental compensation expenses are recognized over the remaining service period of these stock options.

The Company determined the fair value of the restricted share units with reference to the fair value of the underlying shares as of the grant date. The Company utilizes the binomial option pricing model to estimate the fair value of stock options granted, with the assistance of an independent valuation firm.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Group uses historical data to estimate pre-vesting options and records share-based compensation expenses only for those awards that are expected to vest. See Note 13 for further discussion on share-based compensation.

Fair Value of Preferred Shares and Pre-IPO Ordinary Shares

Shares of the Company, which did not have quoted market prices, were valued based on the income approach. The income approach involves applying the discounted cash flow analysis based on projected cash flow using the Group’s best estimate as of the valuation dates. Estimating future cash flow requires the Group to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In determining an appropriate discount rate, the Group considered the cost of equity and the rate of return expected by venture capitalists. The Group also applied a discount for lack of marketability given that the shares underlying the award were not publicly traded at the time of grant. Determination of estimated fair value of the Group requires complex and subjective judgments due to its limited financial and operating history, unique business risks and limited public information on companies in China similar to the Group.

Option-pricing method was used to allocate enterprise value to preferred shares and pre-IPO ordinary shares. The method treats preferred shares and pre-IPO ordinary shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares. The strike prices of the “options” based on the characteristics of the Group’s capital structure, including number of shares of each class of pre-IPO ordinary shares, seniority levels, liquidation preferences, and conversion values for the preferred shares. The option-pricing method also involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of the Group or an IPO, and estimates of the volatility of the Group’s equity securities. The anticipated timing is based on the plans of board of directors and management of the Group. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Taxation

1)	Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

2)	Uncertain tax positions

The Group did not recognize any interest and penalties associated with uncertain tax positions for the six months ended June 30, 2021 and 2022, the Group continues to assess the uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances.

Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholder, considering the accretion of redemption feature and cumulative dividend related to the Company’s redeemable convertible preferred shares, and undistributed earnings allocated to redeemable convertible preferred shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted net income per share is calculated by dividing net income attributable to ordinary shareholder, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the redeemable convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options and vesting of restricted share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net income per share calculation when inclusion of such share would be anti-dilutive.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer who allocates resources to and assesses the performance of the operating segments of an entity. The Group’s reporting segments are decided based on its operating segments while taking full consideration of various factors such as products and services, geographic location and regulatory environment related to administration of the management. Operating segments meeting the same qualifications are allocated as one reporting segment, providing independent disclosures.

The Group engages primarily in online brokerage services and margin financing services. The Group does not distinguish between markets or segments for the purpose of internal reports. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole. Hence, the Group has only one reportable segment.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Risks and Uncertainties

1)	Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Group is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liability are denominated in Hong Kong dollars and U.S. dollars and Hong Kong dollars are pegged against U.S. dollars. The impact of foreign currency fluctuations in the Group’s earnings is included in “Others, net” in the consolidated statements of comprehensive income. At the same time, the Group is exposed to translational foreign currency risk since some of the Company’s major subsidiaries have RMB as their functional currency. Therefore, RMB depreciation against Hong Kong dollars could have a material adverse impact on the foreign currency translation adjustment in the consolidated statements of comprehensive income. The Group enters into currency futures contracts to manage currency exposure associated with anticipated receipts and disbursements occurring in a currency other than the functional currency of the entity. The overall impact of the currency risk of other foreign currency assets held by the Group other than U.S. dollars and Renminbi is not significant.

As of December 31, 2021 and June 30, 2022, the Group had RMB-denominated net assets of HK$2,374.8 million and net assets of HK$2,378.5 million, respectively. We estimate that a 10% depreciation of RMB against the U.S. dollar based on the foreign exchange rate on December 31, 2021 and June 30, 2022, would result in a decrease of US$30.5 million and a decrease of US$30.3 million, respectively, in the Group’s pre-tax profit. We estimate that a 10% appreciation of RMB against the U.S. dollar based on the foreign exchange rate on December 31, 2021 and June 30, 2022 would result in an increase of US$30.5 million and an increase of US$30.3 million, respectively, in the Group’s pre-tax profit.

2)	Credit risk

Cash held on behalf of clients are segregated and deposited in financial institutions as required by rules mandated by the Group’s primary regulators. These financial institutions are of sound credit ratings, therefore management believes that there is no significant credit risk related to cash held on behalf of clients.

The Group’s securities and derivative trades activities are transacted on either a cash or margin basis. The Group’s credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and derivatives clearing organizations. In margin transactions, the Group extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client’s account. IPO loans are exposed to credit risk from clients who fails to repay the loans upon IPO stock allotment. The Group monitors the clients’ collateral level and has the right to dispose the newly allotted stocks once the stocks first start trading. Bridge loans to enterprise pledged by shares are exposed to credit risk from counterparties who fail to repay the loans, the Group monitors on the collateral level of bridge loans in real time, and has the right to dispose of the pledged shares once the collateral level falls under the minimal level required to get the loans repaid.

Liabilities to other brokers and dealers related to unsettled transactions are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Risks and Uncertainties (Continued)

2)	Credit risk (Continued)

In connection with its clearing activities, the Group is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Group. Clients are required to complete their transactions by the settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, the Group may incur losses. The Group has established procedures to reduce this risk by generally requiring that clients deposit sufficient cash and/or securities into their account prior to placing an order.

For cash management purposes, the Group enters into short-term securities sold under agreements to repurchase transactions (“repos”) in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Group attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group as permitted under contractual provisions.

Concentrations of Credit Risk

The Group’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. There was no revenue from clients which individually represented greater than 10% of the total revenues for the six months ended June 30, 2021 and 2022, respectively. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2021 and June 30, 2022, the Group did not have any material concentrations of credit risk within or outside the ordinary course of business.

3)	Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group are exposed to floating interest rate risk on cash deposit and floating rate borrowings. We use net interest simulation modeling techniques to evaluate the effect that changes in interest rates might have on pre-tax profit or loss. The model includes all interest-sensitive assets and liabilities. The simulations involve assumptions that are inherently uncertain and, as a result, cannot precisely predict the impact that changes in interest rates will have on pre-tax profit or loss. Actual results may differ from simulated results due to differences in timing and frequency of rate changes, changes in market conditions and changes in management strategy that lead to changes in the mix of interest-sensitive assets and liabilities.

The simulations assume that the asset and liability structure of the consolidated balance sheets would not be changed as a result of a simulated change in interest rates. The results of the simulations based on the Group’s financial position as of June 30, 2022 indicate that a gradual 1% (100 basis points) increase/decrease in interest rates over a 12-month period would have increased/decreased the Group’s profit before tax by approximately HK$346.8 million (US$44.3 million), depending largely on the extent and timing of possible changes in floating rates.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is effective on January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the group is required to recognize an allowance based on its estimate of expected credit loss. In November 2018, FASB issued ASU No, 2018-19, Codification Improvements to Topic 326, further clarified the scope of the guidance in the amendments in ASU 2016-13. In May 2019, FASB issued ASU No.2019-05, Financial instrument—Credit Losses (Topic 326), Targeted Transition Relief, which provides an irrevocably fair value option to elect for eligible instruments. In November 2019, FASB issued ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarified and improved various aspects of ASU 2016-13. In March 2020, FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, which improves and clarifies various financial instruments topics, including the current expected credit losses standard. As of January 1, 2020, the Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on the Group’s retained earnings as of January 1, 2020. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 is effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The update eliminates the requirement to disclose: (a) the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (b) an entity’s policy for timing of transfers between levels; (c) and an entity’s valuation processes for Level 3 fair value measurements. The Group adopted ASU 2018-13 on January 1, 2020, and the adoption had no material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income taxes (Topic 740)-Simplifying the accounting for income taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting if certain criteria are met. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This guidance is effective immediately and the amendments may be applied prospectively through December 31, 2022. The adoption did not have a material accounting impact on the Group’s consolidated financial position or results of operations.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial Assets and Liabilities Measured at Fair Value

The following tables set forth, by level within the fair value hierarchy, financial assets and financial liabilities measured at fair value as of December 31, 2021 and June 30, 2022. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Financial Assets At Fair Value as of
	December 31, 2021
	Level 1	Level 2	Level 3	Total

	(HK$ in thousands)
Short-term investments	1,169,741	—	—	1,169,741
Other financial assets (1)	—	598	—	598
Total financial assets, measured at fair value	1,169,741	598	—	1,170,339

	Financial Assets and Liabilities At Fair Value as of
	June 30, 2022
	Level 1	Level 2	Level 3	Total

	(HK$in thousands)

Short-term investments	17,501	—	—	17,501
Total financial assets, measured at fair value	17,501	—	—	17,501

Other financial liabilities (1)	6,134	7,460	—	13,594
Total financial liabilities, measured at fair value	6,134	7,460	—	13,594
(1)	The Group enters into currency futures contracts to manage currency exposure associated with anticipated receipts and disbursements occurring in a currency other than the functional currency of the entity. The currency futures contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 of the fair value hierarchy since inputs to their valuation can be generally corroborated by market data. As of December 31, 2021 and June 30, 2022, the currency futures are included in other current assets or other current liabilities.

The Group held trading liabilities and classified them as Level 1 of the fair value hierarchy since the fair value are determined based on the quoted market price, as of June 30, 2022, the trading liabilities are included in other current liabilities.

Transfers Between Level 1 and Level 2

Transfers of financial assets and financial liabilities at fair value to or from Levels 1 and 2 arise where the market for a specific financial instrument has become active or inactive during the period. The fair values transferred are ascribed as if the financial assets or financial liabilities had been transferred as of the end of the period. During the six months ended June 30, 2021 and 2022, there were no transfers between levels for financial assets and liabilities, at fair value.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Financial Assets and Liabilities Not Measured at Fair Value

The following financial instruments are not measured at fair value in the Group’s consolidated balance sheets as of December 31, 2021 and June 30, 2022, but require disclosure of their fair values: cash and cash equivalents, cash held on behalf of clients, term deposit, restricted cash, securities purchased under resale agreements, loans and advances, receivables, other financial assets, amounts due to related parties, payables, borrowings, securities sold under agreements to repurchase and other financial liabilities. The estimated fair value of such instruments at December 31, 2021 and June 30, 2022 approximates their carrying value due to their generally short maturities. If measured at fair value in the financial statements, these financial instruments would be classified based on the lowest level of any input that is significant to the fair value measurement.

Netting of Financial Assets and Financial Liabilities

The Group's policy is to net the receivables from and payables to clearing organizations that meet the offsetting requirements prescribed in ASC Topic 210-20. The following tables represents the amounts of financial instruments that are offset in the consolidated balance sheets as of December 31, 2021 and June 30, 2022.

	Effects of offsetting on the balance sheet			Related amounts not offset
		Gross		Amounts
		amounts	Net amounts	subject to
		set off in the	presented in	master	Financial
	Gross	balance	the balance	netting	instrument	Net
As of December 31, 2021	amount	sheet	sheet	arrangements	collateral	amount

HK$in thousands
Financial Assets
Amounts due from clearing organizations	7,596,090	(5,634,969)	1,961,121	—	—	1,961,121

Financial liabilities
Amounts due to clearing organizations	6,028,751	(5,634,969)	393,782	—	—	393,782

	Effects of offsetting on the balance sheet			Related amounts not offset
		Gross	Net
		amounts	amounts	Amounts
		set off in	presented	subject to
		the	in	master	Financial
	Gross	balance	the balance	netting	instrument	Net
As of June 30, 2022	amount	sheet	sheet	arrangements	collateral	amount

HK$ in thousands
Financial Assets
Amounts due from clearing organizations	10,857,308	(8,941,436)	1,915,872	—	—	1,915,872
Financial liabilities
Amounts due to clearing organizations	10,301,182	(8,941,436)	1,359,746	—	—	1,359,746

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    SHORT-TERM INVESTMENTS

The Group’s short-term investments are presented on the consolidated balance sheets as follows:

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Money market funds	1,169,741	—
Financial assets at fair value through profit or loss	—	17,501
Total	1,169,741	17,501

For the six months ended June 30, 2021 and 2022, the Group recorded realized gain of nil and HK$12,491 thousand related to short-term investments in the consolidated statements of comprehensive income, respectively.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   LEASE

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)

Operating lease right-of-use assets	243,859	212,529
Operating lease liabilities	260,579	227,745

The following table presents operating lease expense reported in the consolidated statements of comprehensive income related to the Group’s leases:

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)

Operating lease expense	47,543	57,682

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2021 and June 30, 2022 to the present value of its operating lease payments:

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
2022	102,767	54,101
2023	96,326	100,453
2024	38,306	42,159
2025	30,688	33,622
2026 and thereafter	7,455	14,403
Total undiscounted operating lease payments	275,542	244,738
Less: imputed interest	(14,963)	(16,993)
Present value of operating lease liabilities	260,579	227,745

6.   LOANS AND ADVANCES

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Margin loans	29,097,216	26,722,627
IPO loans	34,348	178,584
Other advances	468,000	1,948,857
Subtotal	29,599,564	28,850,068
Less: Allowance for credit losses	(12,258)	(20,142)
Total	29,587,306	28,829,926

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.    OTHER ASSETS

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Current:
Staff advances	26,527	17,854
Deposit	23,032	40,523
Others	32,035	50,363
Total	81,594	108,740
Non-current:
Refundable deposit	337,513	779,453
Property and equipment, net (Note a)	175,757	160,107
Deferred tax assets (Note 23)	38,317	36,486
Intangible assets, net (Note b)	17,218	52,805
Others	—	31,283
Total	568,805	1,060,134

(a)Property and equipment, net, consisted of the following:

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Gross carrying amount
Computers and equipment	109,989	106,806
Furniture and fixtures	64,507	70,504
Office equipment	64,822	65,639
Office building	28,239	30,982
Vehicle	635	639
Total of gross carrying amount	268,192	274,570
Less: accumulated depreciation
Computers and equipment	(29,852)	(38,700)
Furniture and fixtures	(23,828)	(31,314)
Office equipment	(35,860)	(41,101)
Office building	(2,291)	(2,740)
Vehicle	(604)	(608)
Total of accumulated depreciation	(92,435)	(114,463)
Property and equipment, net	175,757	160,107

Depreciation expenses on property and equipment which are included in research and development expenses, selling and marketing expenses and general and administrative expenses in the consolidated statements of comprehensive income for the six months ended June 30, 2021 and 2022 were HK$14,459 thousand and HK$25,213 thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.    OTHER ASSETS (Continued)

(b)Intangible assets, net, consisted of the following:

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Gross carrying amount
Computer software	15,596	21,381
License	4,261	29,060
Others	3,638	10,491
Total of gross carrying amount	23,495	60,932
Less: accumulated amortization
Computer software	(5,172)	(6,442)
License	—	(209)
Others	(1,105)	(1,476)
Total of accumulated amortization	(6,277)	(8,127)
Intangible assets, net	17,218	52,805

Amortization expenses on intangible assets which are included in research and development expenses, selling and marketing expenses and general and administrative expenses in the consolidated statements of comprehensive income for the six months ended June 30, 2021 and 2022 were HK$909 thousand and HK$2,324 thousand, respectively.

8.    LONG-TERM INVESTMENTS

The Group’s long-term investments primarily consist of equity method investments and equity investments without readily determinable fair values.

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Equity method investments (1)	7,798	233,834
Equity investments without readily determinable fair values (2)	15,596	15,754
Total	23,394	249,588

(1)	Equity method investments

As of December 31, 2021 and June 30, 2022, the Group’s investments accounted for under the equity method totaled HK$7,798 thousand and HK$233,834 thousand, respectively. The Group applies the equity method of accounting to account for its equity method investments over which it has significant influence but does not own a majority equity interest or otherwise control.

In January 2019, the Group invested in a private company by acquiring 20% ordinary equity interest with a total consideration of HK$6,709 thousand. The Group accounts for this as an equity method investment. For the years ended December 31, 2019 and 2020, loss on investment recognized were HK$543 thousand and HK$278 thousand, respectively.Based on the Group’s assessment on the recoverable amounts of the equity method investment, as of December 31, 2021 and June 30, 2022, the impairment provision on the equity method investment was HK$5,888 thousand, and HK$5,888thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    LONG-TERM INVESTMENTS (Continued)

(1)	Equity method investments (Continued)

In December 2021, the Group invested in a private equity fund by acquiring approximately 10% ordinary equity interest with a total consideration of HK$7,798 thousand. The Group accounts for this as an equity method investment. Based on the Group’s assessment on the recoverable amounts of this equity method investment, as of December 31, 2021 and June 30, 2022, no impairment provision on the equity method investment was recognized.

In June 2022, the Group invested in a private equity fund by acquiring approximately 16% ordinary equity interest with a total consideration of HK$235,434 thousand. The Group accounts for this as an equity method investment. For the period ended June 30, 2022, loss on investment recognized were HK$9,398 thousand. Based on the Group’s assessment on the recoverable amounts of this equity method investment, as of June 30, 2022, no impairment provision on the equity method investment was recognized.

(2)	Equity investments without readily determinable fair values

As of December 31, 2021 and June 30, 2022, the Group’s equity investments without readily determinable fair values totaled HK$15,596 thousand and HK$15,754 thousand, respectively. In December 2021, the Group invested in a private equity fund by acquiring 2.75 % ordinary equity interest with a total consideration of HK$15,596 thousand. Equity securities without determinable fair values of the Group represent investments in privately held companies with no readily determinable fair value. The Group elected measurement alternative and recorded these investments at cost, less impairment, adjusted for subsequent observable price changes. As of December 31, 2021 and June 30, 2022, no impairment provision on the equity investments without readily determinable fair values were recognized.

9.    BORROWINGS

The Group’s borrowings are presented on the consolidated balance sheets as follows:

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Borrowings from:
Banks (a)	6,357,405	4,353,919
Total	6,357,405	4,353,919

The Group obtained borrowings mainly to support its margin financing business in Hong Kong securities market. Those borrowings bear weighted average interest rates of 1.15% and 1.75% as of December 31, 2021 and June 30, 2022, respectively.

(a)	The Group has unused borrowing facilities of HK$14,695,095 thousand and HK$17,955,662 thousand from banks as of December 31, 2021 and June 30, 2022, respectively, which are uncommitted. These bank borrowings were pledged by margin clients’ shares as the primary source of credit risk mitigation of the lenders, and beared floating interest rates based on various benchmarks including Hong Kong Prime Rate, Hong Kong Interbank Offered Rate(“HIBOR”), CNH HIBOR, etc.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Current:
Payables to corporate clients in relation to ESOP management services (1)	870,283	508,375
Accrued payroll and welfare expenses	531,409	597,834
Tax payables	494,744	403,700
Accrued advertising and promotion fee	152,305	92,278
Temporary payables in relation to fund distribution services	48,240	47,111
Accrued professional fee	22,066	40,209
Stamp duty, trading levy and trading fee payables	19,447	45,058
Accrued market information and data fee	12,832	7,765
Contract liabilities - current	3,058	1,714
Refund from depositary bank - current	2,773	2,790
Others	19,056	60,252
Total	2,176,213	1,807,086
Non-current:
Contract liabilities - non-current	5,910	5,429
Refund from depositary bank - non-current	4,389	3,022
Deferred tax liabilities (Note 23)	636	7,643
Total	10,935	16,094
(1)

Payables to corporate clients in relation to ESOP management services mainly consist of exercise payment of share options and related withholding tax.These payables are usually expected to be settled within one year.

11.    ORDINARY SHARES AND TREASURY STOCK

Ordinary shares

The Company’s original Memorandum and articles of association authorized the Company to issue 807,500 ordinary shares with a par value of US$0.0050 per share. After a share split effective on September 22, 2016, the Company’s amended Memorandum and articles of association authorized the Company to issue 403,750,000 ordinary shares with a par value of US$0.00001 per share. Each ordinary share is entitled to one vote. Immediately prior to the completion of the initial public offering on March 8, 2019, the Company was approved by the board of directors of the Company to adopt a dual class share structure, consisting of 48,700,000,000 Class A ordinary shares with a par value of US$0.00001 each, 800,000,000 Class B ordinary shares with a par value of US$0.00001 each and 500,000,000 shares undesignated with a par value of US$0.00001 each. In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to twenty votes.

In December, 2020, the Company entered into a securities purchase agreement with a leading global investment firm for a private placement of pre-funded warrants (the “Offering” or the “pre-funded warrants”). The net proceeds to the Company from the Offering were approximately HK$2,035.1 million (US$262.5 million). In the Offering, the Company issued pre-funded warrants to purchase 53,600,000 shares of Class A ordinary shares that were immediately exercisable and had a termination date in June 2022, at a price of US$4.89751 less a nominal exercise price of US$0.00001 per pre-funded warrant. The pre-funded warrants were equity classified because they were immediately exercisable, did not embody an obligation for the Company to repurchase its shares, and permitted the holders to receive a fixed number of common shares upon exercise. In addition, such warrants did not provide any guarantee of value or return. On June 11, 2021, the investment firm exercised these Pre-Funded warrants which increased 53,599,890 shares of Class A ordinary shares, and 110 shares were retrieved as the consideration of share purchase.

On April 24, 2021, the Company completed a public offering, issued 87,400,000 Class A ordinary shares for a total consideration of US$1,398 million (HK$10,856.5 million) after deducting the underwriting discounts and commissions and offering expenses.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    ORDINARY SHARES AND TREASURY STOCK (Continued)

Ordinary shares (Continued)

During the six months ended June 30, 2021 and 2022, 2,395,392 and 1,197,536 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options, nil and nil shares of Class A Ordinary Shares were issued upon vest of outstanding restricted share units under the Group’s share-based incentive plans (Note 13).

Treasury stock

On November 3, 2021, the Group’s Board of Directors approved a share repurchase program to repurchase up to US$300.0 million worth of its own American depositary shares (“ADSs”), representing its Class A ordinary shares, until December 31, 2022.

On March 10, 2022, the Group’s Board of Directors approved another share repurchase program to repurchase up to US$500.0 million worth of its own ADSs, representing its Class A ordinary shares, until December 31, 2023.

As of December 31, 2021 and June 30, 2022, the Group had repurchased an aggregate of 29,462,760 and 109,041,760 Class A ordinary shares under these share repurchase programs in the open market, at an average price of US$41.04 and US$36.70 per ADS, or US$5.13 and US$4.59 per share for a total consideration of US$151.2 million (HK$1,178.8 million) and US$500.3 million(HK$3,909.8 million), respectively.

12.    RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are required to make appropriation to certain reserve funds, namely general reserve fund, enterprise expansion fund, and staff bonus and welfare fund, all of which are appropriated from the subsidiaries’ annual after-tax profits as reported under PRC GAAP. The appropriation must be at least 10% of the annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of the subsidiaries’ registered capital.

The domestic companies are also required to provide discretionary surplus fund, at the discretion of the Board of Directors, from its annual after-tax profits as reported under PRC accounting standards. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

Furthermore, cash transfers from the Group’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Group, or otherwise satisfy their foreign currency denominated obligations.

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with PRC accounting standards, the PRC entity is restricted from transferring a portion of its net assets to the Group. Amounts restricted include paid-in capital and statutory reserves of the Group’s PRC subsidiaries and VIEs. As of December 31, 2021 and June 30, 2022, the restricted net assets of the Group’s relevant PRC entities amounted to HK$304,377 thousand and HK$304,377 thousand, respectively.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    SHARE-BASED COMPENSATION

Share-based compensation was recognized in operating expenses for the six months ended June 30, 2021 and 2022 as follows:

	Six months ended June 30
	2021	2022

	(HK$ in thousands)

Research and development expenses	25,202	69,170
General and administrative expenses	4,924	20,294
Selling and marketing expenses	3,290	7,787
Total share-based compensation expenses	33,416	97,251

Share Options

In October 2014, the Board of Directors of the Company approved the establishment of 2014 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to the Group. The 2014 Share Incentive Plan shall be valid and effective until October 30, 2024. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under 2014 Share Incentive Plan shall be 135,032,132 shares. Option awards are granted with an exercise price determined by the Board of Directors. Those option awards generally vest over a period of four or five years and expire in ten years.

In December 2018, the Board of Directors of the Company approved the 2019 Share Incentive Plan, pursuant to which the maximum number of shares of the Company available for issuance shall be a number of up to 2% of the total number of shares issued and outstanding on September 29, 2019 as determined by the Board, plus an annual increase on each September 30 during the term of this 2019 Share Incentive Plan commencing on September 30, 2020, by an amount determined by the Board; provided, however, that (i) the number of shares increased in each year shall not be more than 2% of the total number of shares issued and outstanding on September 29 of the same year and (ii) the aggregate number of shares initially reserved and subsequently increased during the term of this 2019 Share Incentive Plan shall not be more than 8% of the total number of shares issued and outstanding on September 29, 2019 immediately preceding the most recent increase.

On December 30, 2019, the Company modified the exercise price of 8,113,145 stock options granted under 2014 Share Incentive Plan to US$0.60. The incremental compensation expenses of HK$3,008 thousand (US$386 thousand) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

For the six months ended June 30, 2021 and 2022, the Group granted nil and nil stock options to employees pursuant to the 2014 Share Incentive Plan and 2019 Share Incentive Plan.

A summary of the stock option activity under the 2014 and 2019 Share Incentive Plan for the six months ended June 30, 2021 and 2022 is included in the table below.

		Weighted average
	Options granted	exercise price per
	share number	option (US$)

Outstanding at December 31, 2021	13,341,466	0.5703
Exercised	(1,197,536)	0.6469
Forfeited	(303,040)	0.5634
Outstanding at June 30, 2022	11,840,890	0.5627

Outstanding at December 31, 2020	19,042,336	0.5628
Exercised	(2,395,392)	0.4365
Forfeited	(505,360)	0.6572
Outstanding at June 30, 2021	16,141,584	0.5786

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    SHARE-BASED COMPENSATION (Continued)

Share Options (Continued)

The following table summarizes information regarding the share options outstanding as of December 31, 2021 and June 30, 2022, and exercise prices and aggregate intrinsic value have been adjusted according to the modification of exercise price in December 2019:

	As of December 31, 2021
			Weighted-
			average
		Weighted-	remaining
		average	exercise
	Options	exercise price	contractual life	Aggregate
	number	per option	(years)	intrinsic value
		US$		US$ in thousands
Options
Outstanding	13,341,466	0.5703	3.42	165,157
Exercisable	2,825,014	0.5729	2.85	34,964
Expected to vest	10,516,452	0.5696	3.57	130,193

	As of June 30, 2022
			Weighted-
			average
		Weighted-	remaining
		average	exercise
	Options	exercise price	contractual life	Aggregate
	number	per option	(years)	intrinsic value
		US$		US$ in thousands
Options
Outstanding	11,840,890	0.5627	3.00	64,020
Exercisable	1,654,999	0.5198	2.36	9,019
Expected to vest	10,185,891	0.5697	3.10	55,001

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at December 31, 2021 and for the six months ended June 30, 2021 and 2022.

The weighted average grant date fair value of options granted for the six months ended June 30, 2021 and 2022 were nil and nil per option, respectively.

Options exercised for the six months ended June 30, 2021 and 2022 were 2,395,392 and 1,197,536, respectively. The total intrinsic value of options exercised as of December 31, 2021 and June 30, 2022 was approximately HK$614,738 thousand (US$79,093 thousand) and HK$39,030 thousand (US$4,988 thousand).

As of December 31, 2021 and June 30, 2022, there was HK$201,948 thousand (US$25,897 thousand) and HK$173,796 thousand (US$22,146 thousand) of unrecognized compensation expenses related to the options, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 3.96 and 3.53 years, respectively, and may be adjusted for future changes in estimated forfeitures.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    SHARE-BASED COMPENSATION (Continued)

Restricted Share Units Plan

In December 2018, the Board of Directors of the Company approved the 2019 Share Incentive Plan. The fair value of restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted share units granted to employees under the plan:

		Weighted - average grant
		date fair value per
	Shares awarded number	share(US$)

Outstanding at December 31, 2021	16,961,864	5.6793
Granted	48,000	5.4125
Forfeited	(1,152,240)	5.0585
Outstanding at June 30, 2022	15,857,624	5.7236

Outstanding at December 31, 2020	6,067,400	4.6827
Forfeited	(171,200)	4.7350
Outstanding at June 30, 2021	5,896,200	4.6812

For the six months ended June 30, 2021 and 2022, the Group granted nil and 48,000 restricted share units to employees pursuant to the 2019 Share Incentive Plan, respectively.

As of December 31, 2021 and June 30, 2022, there was HK$694,749 thousand (US$89,092 thousand) and HK$599,247 thousand (US$76,359 thousand) of unrecognized compensation expenses related to the restricted share units, adjusted for estimated forfeitures, which is expected to be recognized over a weighted-average period of 4.64 and 4.14 years and may be adjusted for future changes in estimated forfeitures.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.    NET INCOME PER SHARE

For the year ended December 31, 2019, the Group has determined that its all classes of convertible redeemable preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The holders of the Preferred Shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings. For the year ended December 31, 2020, the Company issued pre-funded warrants to purchase 53,600,000 shares of Class A ordinary shares with an exercise price of US$0.00001 that are included in our computation of basic earnings per share. For the year ended December 31, 2021, the investment firm exercised these pre-funded warrants which increased 53,599,890 shares of Class A ordinary shares, and 110 shares were retrieved as the consideration of share purchase.

Basic net income per share and diluted net income per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2021 and 2022 as follows:

	Six months ended June 30,
	2021	2022

	(HK$ in thousands, except for share and per share data)
Basic net income per share calculation:
Numerator:
Net income attributable to ordinary shareholders of the Company	1,696,190	1,213,525
Denominator:
Weighted average number of ordinary shares outstanding - basic	1,173,661,489	1,158,972,163
Net income per share attributable to ordinary shareholders of the Company - basic	1.45	1.05
Diluted net income per share calculation:
Numerator:
Net income attributable to ordinary Shareholders of the Company	1,696,190	1,213,525
Denominator:
Weighted average number of ordinary shares outstanding - basic	1,173,661,489	1,158,972,163
Dilutive effect of share options and restricted share units	20,919,384	10,600,352
Weighted average number of ordinary shares outstanding - diluted	1,194,580,873	1,169,572,515
Net income per share attributable to ordinary shareholders of the Company - diluted	1.42	1.04

For the six months ended June 30, 2021 and 2022, options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share were  nil and 4,390,826 shares on a weighted average basis, respectively.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.    COLLATERALIZED TRANSACTIONS

The Group engages in margin financing transactions with its clients. Margin loans generated from margin lending activity are collateralized by cash and/or client-owned securities held by the Group. The Group monitors the required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and controls its risk exposure through risk management system. Under applicable agreements, clients are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions.

Pursuant to the authorization obtained from margin clients, the Group further repledges the collaterals to commercial banks or other financial institutions to obtain the funding for the margin or other businesses.

The following table summarizes the amounts of margin loans and clients’ collaterals received and repledged by the Group as of December 31, 2021 and June 30, 2022:

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)

Margin loan extended to margin clients (net)	29,084,958	26,702,485
Securities purchased under agreements to resell transactions	106,203	—
Collateral received from margin clients	119,745,500	119,991,002
Collateral received from brokers	144,156	—
Collateral repledged to commercial banks and other financial institutions	20,953,603	12,830,183

The Group also engaged in securities borrowing and lending transactions which require it to deposit cash collateral with the securities lenders and receive the cash collateral from the borrowers. The cash collateral is generally in excess of the market value of the securities borrowed and lent. The Group monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually.

The following table summarizes the amounts of market value of securities borrowed and lent and cash collateral received and deposited as of December 31, 2021 and June 30, 2022:

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Securities borrowed and lent (1)	8,436,638	15,354,335
Cash collateral deposited with lenders	3,120,123	1,045,657
Cash collateral received from borrowers	9,737,786	17,733,171

(1)	Borrowed securities includes securities borrowed from margin clients under authorization, in this case no cash collateral is required.

16.    BROKERAGE COMMISSION AND HANDLING CHARGE INCOME

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)

Brokerage commission income	1,702,484	1,618,637
Handling charge income	420,195	382,609
Total	2,122,679	2,001,246

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.    INTEREST INCOME

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)

Interest income from:
Margin financing	786,095	766,722
Securities lending	233,929	182,124
Bank deposits	88,916	196,807
Bridge loan	—	48,235
IPO financing	160,000	750
Other financing	—	1,023
Total	1,268,940	1,195,661

18.    OTHER INCOME

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)

Currency exchange service income	104,982	78,506
Funds distribution service income	28,595	39,529
Enterprise public relations service charge income	42,985	25,201
Market information and data income	23,972	22,497
Underwriting fee income	47,770	10,905
IPO subscription service charge income	136,972	3,327
Others	4,566	10,856
Total	389,842	190,821

19.    BROKERAGE COMMISSION AND HANDLING CHARGE EXPENSES

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)

Commission, handling and settlement expenses	319,496	182,541
IPO subscription service charge expenses	39,506	680
Total	359,002	183,221

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    INTEREST EXPENSES

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)
Interest expenses for margin financing
Due to banks	65,295	23,477
Due to other licensed financial institutions	36,294	7,391
Due to other parties	—	—
Interest expenses for securities borrowed
Due to clients	88,818	29,524
Due to brokers	14,093	5,435
Interest expenses for IPO financing
Due to banks	42,183	—
Due to other parties	284	—
Total	246,967	65,827

21.    PROCESSING AND SERVICING COSTS

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)

Cloud service fee	46,029	116,695
Market information and data fee	31,753	38,264
Data transmission fee	31,083	16,969
System cost	3,983	11,793
SMS service fee	549	544
Others	2,627	2,534
Total	116,024	186,799

22.    NON-INTEREST COST AND EXPENSES BY NATURE

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)

Marketing and branding	570,377	321,632
Employee compensation and benefits	447,394	962,144
Brokerage commission and handling charge expenses (Note 19)	359,002	183,221
Processing and servicing costs (Note 21)	116,024	186,799
Rental and other related expenses	47,543	57,682
Professional services	22,786	45,897
Depreciation and amortization	15,368	27,537
Listing expenses	—	2,135
Others	33,720	52,914
Total	1,612,214	1,839,961

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.    TAXATION

Income Tax

1)	Cayman Islands

The Group was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

2)	The United States (“US”)

The Company’s subsidiaries incorporated in the United States are subject to statutory income tax at a rate up to 35% for taxable income earned in the United States. On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, significantly revising the U.S corporate income tax law. Changes include a reduction in the federal corporate tax, changes to operating loss carry-forwards and carrybacks, and a repeal of the corporate alternative minimum tax. This legislation resulted in a reduction of the U.S. federal corporate income tax rates from a maximum of 35% to 21%, to which the subsidiaries incorporated in the United States are subject.

3)	Hong Kong

Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

4)	Singapore

The Company’s subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. Singapore does not impose a withholding tax on dividends for resident companies. For the six months ended June 30, 2021 and 2022, we did not incur any income tax as there was no estimated assessable profit that was subject to Singapore income tax.

5)	China

The Company’s subsidiaries, consolidated VIEs and subsidiary of the VIEs established in the PRC are subject to statutory income tax at a rate of 25%, unless preferential tax rates were applicable.

The Enterprise Income Tax (“EIT”) Law and its implementing rules permit High and New Technology Enterprise (“HNTE”) to enjoy a reduced 15% EIT rate. Futu Network Technology (Shenzhen) Co., Ltd., one of the Company’s subsidiary, and Shenzhen Futu, the Group’s consolidated VIE, obtained the qualification certificate of HNTE under the EIT Law, subject to the tax rate of 15% with a valid period of three years starting from 2019 and 2020, respectively.

According to the relevant EIT Laws jointly promulgated by the Ministry of Finance of the PRC, State Tax Bureau of the PRC, and Ministry of Science of the PRC that became effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”).

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.    TAXATION (Continued)

Income Tax (Continued)

5)	China (Continued)

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by FIEs in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered resident enterprises for the PRC income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered as PRC resident enterprises if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the Group’s entities organized outside of the PRC should be treated as resident enterprises for the PRC income tax purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiary registered outside the PRC should be deemed resident enterprises, the Company and its subsidiary registered outside the PRC will be subject to the PRC income tax, at a rate of 25%.

Dividends paid by the Group’s wholly foreign-owned subsidiaries in China to non-PRC-resident enterprises which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future. The Group did not record any withholding tax for its PRC earnings and considered determination of such withholding tax amount not practicable.

Composition of income tax expenses

The following table sets forth current and deferred portion of income tax expenses:

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)

Current income tax expenses	215,288	143,732
Deferred income tax benefit	(8,791)	(534)
Income tax expenses	206,497	143,198

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.    TAXATION (Continued)

Tax Reconciliation

Reconciliation between the income tax expenses computed by applying the Hong Kong enterprise tax rate to income before income taxes and actual provision were as follows:

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)

Income before income tax	1,902,687	1,366,121
Tax expenses at Hong Kong profit tax rate of 16.5%	313,943	225,245
Changes of valuation allowance	51,486	1,300
Tax effect of permanence differences	5,948	20,365
Effect of income tax jurisdictions other than Hong Kong	(6,282)	921
Super deduction of research and development expenses	(21,597)	(31,895)
Final settlement differences	—	(2,418)
Income not subject to tax (1)	(137,001)	(70,320)
Income tax expenses	206,497	143,198
(1)

This amount mainly represents tax exemption relating to the offshore income of Futu Securities. The brokerage commission income derived from executing the clients’ orders of US listed securities was treated as offshore-sourced and non-taxable on the basis that these transactions were executed outside Hong Kong.

Deferred Tax Assets and Liabilities

Deferred income tax expenses reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets and liabilities are as follows:

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Deferred tax assets
Net operating loss carryforwards	158,826	156,774
Accrued expenses and others	50,408	52,082
Less: valuation allowance	(169,422)	(170,722)
Total deferred tax assets	39,812	38,134
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,495)	(1,648)
Net deferred tax assets	38,317	36,486

Total deferred tax liabilities	2,131	9,291
Set-off of deferred tax assets pursuant to set-off provisions	(1,495)	(1,648)
Net deferred tax liabilities	636	7,643

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.    TAXATION (Continued)

Movement of Valuation Allowance

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)
Balance at beginning of the year/period	67,769	169,422
Additions	52,234	58,939
Reversals	(748)	(57,639)
Balance at end of the year/period	119,255	170,722

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory rate of 25%, 27.98%, 27.87%, 16.5%, 17% or the preferential tax rate of 15%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2021 and June 30, 2022, the Group had net operating loss carryforwards of HK$764,251  thousand and HK$767,940 thousand, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiaries established in Hong Kong, the U.S, Singapore and PRC. As of December 31, 2021 and June 30, 2022, of the net operating loss carryforwards, HK$761,417 thousand and HK$767,940 thousand was provided for valuation allowance against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets of accrued expenses and others will not be realized. While the remaining HK$2,834 thousand and nil is expected to be utilized prior to expiration considering future taxable income for respective entities.

Uncertain Tax Position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. The Group continues to assess the uncertain tax positions in accordance with applicable income tax guidance and based on changes in facts and circumstances.

24.  DEFINED CONTRIBUTION PLAN

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. Total contributions by the Group for such employee benefits were RMB44,086 thousand (HK$52,996 thousand) and RMB79,876 thousand (HK$96,213 thousand) for the six months ended June 30, 2021 and 2022, respectively.

For the employees in Hong Kong, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Included in employee compensation and benefits expenses in the consolidated statements of comprehensive income were HK$994 thousand and HK$1,238 thousand of plan contributions for the six months ended June 30, 2021 and 2022, respectively.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.  DEFINED CONTRIBUTION PLAN (Continued)

For the employees in Singapore, the Group makes monthly contributions to the mandatory social security savings scheme which serves to meet retirement, housing and healthcare needs. The Employment Act of Singapore requires that the Group makes contributions to the scheme based on certain percentages of the employees’ salaries, up to a maximum amount specified by the act. The Group has no legal obligation for the scheme beyond the contributions. Total contributions by the Group for such employee benefits were SGD160 thousand (HK$930 thousand) and SGD275 thousand (HK$1,577 thousand) for the six months ended June 30, 2021 and 2022, respectively.

For the employees in Australia, the Group makes contributions to the mandatory social security savings scheme which serves to meet retirement needs at least every three months. The Employment Act of Australia requires that the Group makes contributions to the scheme based on certain percentages of the employees’ before tax income. The Group has no legal obligation for the scheme beyond the contributions. Total contributions by the Group for such employee benefits were nil, and AUD$73 thousand (HK$413 thousand) for the six months ended June 30, 2021 and 2022, respectively.

25.  REGULATORY REQUIREMENTS

The Company’s broker-dealer and insurance-broker subsidiaries, Futu Securities, Moomoo Financial Inc., Futu Clearing Inc., Moomoo Financial Singapore pte Ltd., Futu Insurance Brokers (Hong Kong) Limited and Futu Securities (Australia) Ltd. are subject to capital requirements determined by its respective regulators.

Futu Securities, the Company’s subsidiary located in Hong Kong, was subject to the Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, Futu Securities is required to maintain minimum paid-up share capital and liquid capital.

Moomoo Financial Inc. and Futu Clearing Inc., the Company’s subsidiaries located in the United States, were subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act, which requires the maintenance of minimum net capital.

Moomoo Financial Singapore pte Ltd., the Company’s subsidiary located in Singapore, was subject to the Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services Licences) Regulations, which requires the maintenance of financial resource over its total risk requirement.

Futu Insurance Brokers (Hong Kong) Limited, was subject to Insurance (Financial and Other Requirements for Licensed Insurance Broker Companies) Rules, which requires minimum net assets.

Futu Securities (Australia) Ltd., the Company's subsidiary located in Australia, was subject to Regulatory Guide 166 Licensing: Financial requirements, which requires the maintenance of surplus liquid funds when licensees hold client money or property.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.  REGULATORY REQUIREMENTS (Continued)

The tables below summarizes the net capital, the requirement and the excess capital for the Group’s broker-dealer subsidiaries as of December 31, 2021 and June 30, 2022:

	As of December 31, 2021
	Net Capital/
	Eligible Equity	Requirement	Excess

	(HK$ in thousands)
Futu Securities	6,666,092	1,631,080	5,035,012
Futu Clearing Inc.	3,308,395	97,565	3,210,830
Moomoo Financial Inc.	149,871	22,560	127,311
Moomoo Financial Singapore pte Ltd.	345,424	156,646	188,778
Futu Insurance Brokers (Hong Kong) Limited	1,718	500	1,218

	As of June 30, 2022
	Net Capital/
	Eligible Equity	Requirement	Excess

	(HK$ in thousands)

Futu Securities	6,243,794	1,593,608	4,650,186
Futu Clearing Inc.	3,456,065	303,734	3,152,331
Moomoo Financial Inc.	109,105	21,343	87,762
Moomoo Financial Singapore pte Ltd.	685,433	193,142	492,291
Futu Insurance Brokers (Hong Kong) Limited	1,498	500	998
Futu Securities (Australia) Ltd.	90,381	1,250	89,131

Regulatory capital requirements could restrict the operating subsidiaries from expanding their business and declaring dividends if their net capital does not meet regulatory requirements.

As of December 31, 2021 and June 30, 2022, all of the regulated operating subsidiaries were in compliance with their respective regulatory capital requirements.

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.    COMMITMENTS AND CONTINGENCIES

Commitments

The Group’s commitments primarily related to capital contribution obligation for certain investment funds. Total commitments contracted but not yet reflected in the consolidated financial statements amounted to US$104 million and US$74 million as of December 31, 2021 and June 30,2022, respectively.

Contingencies

The financial services industry is highly regulated. From time to time, the licensed companies in the financial industry may be required to assist in and/or are subject to inquiries and/or examination by the regulatory authorities of the jurisdiction in where they operate. As of the date of approval of the consolidated financial statements, the Group reviews its regulatory inquiries and other legal proceedings on an ongoing basis and evaluates whether potential regulatory fines are probable, estimable and material and for updating its contingency reserves and disclosures accordingly. As of December 31, 2021 and June 30, 2022, the Group did not make any accrual for the aforementioned loss contingency.

27.    RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Name of Entity or individual	Relationship with the Group

Mr. Leaf Hua Li and his spouse	Principal shareholder and member of his immediate families
Tencent Holdings Limited and its subsidiaries(“Tencent Group”)	Principal shareholder
Individual directors and officers and their spouses	Directors or officers of the Group and members of their immediate families

(a)    Cash and cash equivalent

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Cash and cash equivalent	372	355

The balance represents the cash deposited by the Group in various payment channels of Tencent Group for funding marketing campaigns, of which could be withdrawn on demand.

(b)    Amounts Due to Related Parties

	As of December 31,	As of June 30,
	2021	2022

	(HK$ in thousands)
Payables to Tencent Group in relation to ESOP management services	1,307	264
Payables in relation to cloud equipment and services from Tencent Group	85,887	63,945
SMS channel services from Tencent Group	265	230
	87,459	64,439

FUTU HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.    RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(c)    Transactions with Related Parties

	Six months ended June 30,
	2021	2022

	(HK$ in thousands)

Equipment purchased	1,208	—
Softwares purchased	—	1,553
Cloud service fee	46,029	92,149
SMS channel service fee	549	544
ESOP management service income	310	345
Other services	—	314
	48,096	94,905

The Group utilizes the cloud services, equipment and software provided by Tencent Group to process large amount of complicated data in-house, which reduces the risks involved in data storage and transmission. SMS channel services is provided by Tencent Group, including verification code, notification and marketing message services for the Group to reach its end users. Tencent Group provides advertising services to the Group via Tencent Group’s social media. The Group also earns revenue from Tencent Group by providing ESOP management service.

(d)   Trade related transactions with Related Parties

Included in payables to clients in the consolidated balance sheets as of December 31, 2021 and June 30, 2022, were payables to directors and officers of HK$44,480 thousand and HK$47,882 thousand, respectively. Revenue earned by providing brokerage services and margin loans to directors and officers and their spouses amounts to HK$952 thousand and HK$394 thousand for the six months ended June 30, 2021 and 2022, respectively.

28.    DIVIDENDS

No dividend was declared by the Group during the six months ended June 30, 2021 and 2022.

29.   SUBSEQUENT EVENTS

In November, 2022, the Group entered into an acquisition agreement with the aim of acquiring 85% interest of a securities company in a maximum consideration of approximately HK$18,016 thousand.